CreditRiskMonitor
Jerome S. Flum
Chief Executive Officer

September 16, 2009

Mr. Larry Spirgel
Assistant Director
United States Securities & Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Creditriskmonitor.com, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 23, 2009
File No. 001-08601

Dear Mr. Spirgel:

We are in receipt of your letter dated September 1, 2009 in which you noted that the staff of the Securities and Exchange Commission had reviewed our response dated August 28, 2009 and had additional comments.  We submit the following information in response to the Comment Letter.

Results of Operations, page 12

1.
We note your responses to comment three from our letter dated August 11, 2009 as well as your proposed disclosure. Please explain in greater detail how the disclosure of the number of your subscribers would enable your competitors to determine otherwise confidential subscription pricing. We note that the pricing for certain of your subscription services is disclosed on your website. Please further revise your disclosure in future filings to reflect any changes in the number of subscribers for the periods being presented as a percentage of your total number of subscribers. Please include this disclosure for each type of service the company offers.

RESPONSE

Yes, it is true that our “list” prices are reflected on our website but in today’s economic environment we are often unable to close a sale or renew a current subscriber at list. By reflecting the number of subscribers a competitor will be able to approximate what our current discount strategy is thus giving them the ability to undercut our pricing. As noted in our initial response, none of our competitors – whether public or private – release this information and to do so will put us at a competitive disadvantage. Further, none of our competitors discloses the change in the number of subscribers for the period as a percentage of its total number of subscribers as of the beginning of the period thus for us to make such disclosure would also put us at a competitive disadvantage.

If you have any questions relating to any part of this letter, please do not hesitate to contact me.

Sincerely,

Jerome S. Flum
Chief Executive Officer

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